Exhibit 15 (c)
Schedule I — Transition from US GAAP to IFRS

For an extended period of time prior to 2009, Philips’ primary financial reporting was prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). During this period, all financial reporting for the purpose of the Form 20-F was based upon US GAAP. In 2005, Philips adopted IFRS 1 and began including consolidated financial statements based upon IFRS in its published Annual Report, but not in its Annual Report on Form 20-F. Beginning in 2009, Philips no longer prepares financial statements in accordance with US GAAP.
For the financial year ended December 31, 2009, Philips has presented consolidated financial statements solely in accordance with IFRS as issued by the IASB in both the Annual Report and on Form 20-F. A discussion of differences and a reconciliation of net income for the financial years 2008 and 2007 and stockholder’s equity as of December 31, 2008 and 2007 from IFRS to US GAAP are set forth below.
Development costs. IFRS requires capitalization and subsequent amortization of development costs, if the relevant conditions for capitalization are met, whereas development costs under US GAAP are recorded as an expense.
Pensions and other postretirement benefits. Under IFRS, if the plan assets exceed the defined-benefit obligation, the amount of net assets recognized is limited to the available future benefits from the plan. The future benefit is determined as the present value of the estimated future service costs in each year less the estimated minimum funding contributions required in respect of the future accrual of benefits in each year. US GAAP prescribes full recognition of the net assets. Moreover, under US GAAP, actuarial gains and losses recognized in other comprehensive income are recycled to the statements of income. Under IFRS, amount directly recognized in equity are not recycled to the income statement.
Impairment. Under IFRS an impairment loss is recognized when the carrying amount of the reporting unit exceeds its recoverable amount. Such an impairment loss is allocated to goodwill first. Under US GAAP the goodwill of a reporting unit is impaired when the carrying amount of the goodwill exceeds its implied fair value (two-step process).
Amortization of goodwill. Under IFRS goodwill is not amortized as from 2004. Since goodwill was no longer amortized as from 2002 under US GAAP, IFRS has two additional years of goodwill amortization. This is also the reason for difference in equity-accounted investees between IFRS and US GAAP.

Purchase accounting. As a consequence of step-up accounting with IFRS, higher acquisition-related intangibles and amortization expenses are recorded.
Equity. The composition of equity under IFRS is affected by the exemption in IFRS 1 that allows the inclusion of the existing negative cumulative translation differences in retained earnings as per January 1, 2004. In 2007 TSMC and in 2008 LG Display were reclassified from equity-accounted investees to available-for-sale financial assets and due to the above-mentioned difference for goodwill amortization and as a result of the application of the exemption to IFRS 1, the recycling of translation gains and losses from equity to the income statement differs when comparing IFRS and US GAAP.
Sale-and-leaseback transactions. IFRS requires up-front profit recognition of operational sale-and-leaseback transactions when the sale-and-leaseback is on market conditions, whereas US GAAP requires amortization.
Taxes. The differences as explained above affect income tax and therefore deferred income taxes.
Discontinued operations. In 2006, the result of discontinued operations was particularly affected by the different treatment of development costs between US GAAP and IFRS. This resulted in a higher gain upon the sale of the Semiconductors business under US GAAP than IFRS. In 2007, the difference in results from discontinued operations was impacted by the impairment of MedQuist, which takes into account a higher cumulative currency translation loss under US GAAP than IFRS due to the above-mentioned IFRS 1 exemption. In 2008, the differences in results from discontinued operations were affected by various impairment charges in 2007, which resulted in a higher gain upon the sale of MedQuist.

Schedule I — Transition from US GAAP to IFRS (continued)

Reconciliation of net income from IFRS to US GAAP

in millions of euros	2007	2008
Net income (loss) attributable to stockholders as per the consolidated statements of income on an IFRS basis	4,873	(91)

Adjustments to reconcile to US GAAP:

- Reversal of capitalized product development cost	(234)	(154)
- Reversal of amortization and impairments of product development costs	205	300
- Reversal of additional net pensions and other charges	(74)	(54)
- Impairment of goodwill	—	67
- Amortization of intangible assets	27	24
- Financial income and expenses	(236)	(313)
- Adjustment of results of equity-accounted investees	(121)	—
- Income tax effects on US GAAP adjustments	(37)	(30)
- Discontinued operations	(295)	(11)
- Other	52	76

Net income (loss) as per the consolidated statements of income on a US GAAP basis	4,160	(186)

Reconciliation of stockholders’ equity from IFRS to US GAAP as per December 31

in millions of euros	2007	2008
Stockholders’ equity as per the consolidated balance sheets on an IFRS basis	21,741	15,544

Adjustments to reconcile to US GAAP:

- Reversal of capitalized product development cost	(518)	(357)
- Reversal of pensions and other postretirement benefits	147	889
- Goodwill amortization/impairment	260	339
- Goodwill capitalization (acquisition-related)	76	81
- Acquisition-related intangibles	(162)	(152)
- Equity-accounted investees	69	(10)
- Reversal of result on recognition of sale-and-leaseback	(39)	(36)
- Deferred tax effect	79	(122)
- Assets from discontinued operations	14	—
- Other	(25)	67

Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	21,642	16,243